Exhibit 8.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Meten International Education Group	The Cayman Islands
Meten Education Investment Limited	The British Virgin Islands
Likeshuo Education Investment Limited	The British Virgin Islands
Meten Education (Hong Kong) Limited	Hong Kong
Likeshuo Education (Hong Kong) Limited	Hong Kong
EdtechX Holdings Acquisition Corp.	Delaware
Meta Path investing holding company	The Cayman Islands
Met Chain investing holding company Ltd	The British Virgin Islands
METEN BLOCK CHAIN LLC	Delaware